Sidus Group

Acacia Research Corporation
May 24, 2018

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Sidus Investment Management, LLC or any other participant in its solicitation (collectively, "Sidus") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Sidus, and are based on publicly available information with respect to Acacia Research Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Sidus has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Sidus and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Sidus shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Sidus that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Sidus believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Sidus reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Sidus disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Table of Contents

Executive Summary

➢ Acacia Research Corp. (NASDAQ: ACTG) ("Acacia" or the "Company") has **woefully underperformed over the past 1-, 3-, 5-, and 10-year periods**, resulting in major stockholder value destruction. In fact, the stock is down nearly 87% over the past five years.

➢ We believe **Executive Chairman Louis Graziadio and director Frank Walsh bear much of the responsibility and should be held accountable** for the Company's dire state.

➢ Under Mr. Graziadio's leadership, the Board of Directors (the "Board") has pursued a strategy resulting in **self-enrichment and entrenchment**, in our view – completely neglecting the best interests of stockholders. The current Board members are poor stewards of capital and are making excuses for the Company's failed, scattershot "strategy".

➢ Acacia's **breaches of good corporate governance practices are appalling** – including a Board stacked with Mr. Graziadio's personal associates, extremely favorable compensation arrangements for Mr. Graziadio and his associates, a distinct aversion to engagement with stockholders, and the Company's **failure to name a CEO for nearly two years.**

➢ The Company **lacks any clear strategy or comprehensible processes**. Rather than returning the benefits of its patent portfolio to stockholders, Acacia is funneling cash into investments outside of its core competency and creating highly questionable structures for certain of its directors to get additional compensation.

➢ As owners of approximately 4.6% of Acacia's outstanding shares, we believe the Company **desperately needs independent stockholder representatives on the Board** to drive governance and operational improvements – which is why we have **nominated Alfred V. Tobia Jr. and Clifford Press** to the Board. Both have distinguished records of achievement for stockholders and records of public company success.

About Acacia Research Corporation

Ticker: NASDAQ: ACTG   **HQ:** Newport Beach, CA   **Founded:** 1993

Market Cap: ~ $200 million   **Paid-in Capital:** $640 million

➤ **Business:** Was a patent licensing business until the previous CEO resigned in December of 2015. Since then it has made various announcements about intending to develop a new business model, but no such strategy has been presented to shareholders.

➤ **Leadership Team:**
- CEO: **VACANT**
- Executive Chairman: G. Louis Graziadio, III ("effectively functioning" as CEO, per Acacia)
- President: Robert B. Stewart (former IR officer)
- CFO: Clayton J. Haynes

➤ **Board of Directors:** Currently has seven members, four of whom were appointed, and three of whom were elected. All these appointees have ties to Executive Chairman Graziadio and in some cases extending back as long as 20 years.

About BLR Partners LP and Sidus Investment Management, LLC



➢ **Sidus Investment Management, LLC ("Sidus")**

- New York-based employee-owned investment partnership.
- Founded in 2000 by Managing Members Michael J. Barone and Alfred V. Tobia Jr.
- Since 2000, Sidus has executed a hedged small and mid cap strategy with a bias towards technology, media, and telecommunications.
  - o The strategy targets under-followed, misunderstood companies with asymmetric upside potential.
  - o These businesses tend to be out-of-favor and are believed to be mispriced relative to book value, private market value, cash flow, P/E to growth, historic P/E multiple or industry comparables.
- Since 2009, Sidus has been executing a long and short credit strategy that invests in a wide universe of yield assets, including high yield, corporate, and convertible debt instruments.
- Has held a significant investment in Acacia since 2015.
- Since inception in April 2000, the Sidus funds (Sidus Double Alpha Fund, L.P. and its predecessor, Sidus Investment, L.P.) have delivered a 9.6% annualized net compound return. Over that period, Sidus has outperformed the NASDAQ Composite Index by 6.1% annualized with less than half the volatility of that index (9.6% vs. 21.9%).*

➢ **BLR Partners LP**

- Bradley L. Radoff is a private investor based in Houston, Texas. He is also principal of Fondren Management, an investment management firm.
- Mr. Radoff was previously a Senior Portfolio Manager of Third Point LLC. Prior to that, he worked as an analyst at Lonestar Capital from 2003 to 2004 and Citadel Investment Group from 2000 to 2003. He began his career working as an analyst at Third Point Management LLC and at Yellowstone Capital LLC.
- Mr. Radoff graduated summa cum laude from The Wharton School at the University of Pennsylvania.

*Calculated as of 3/31/18.

Why We Are Here

A Critical Decision for Stockholders

The 2018 Annual Meeting presents a rare opportunity to effect constructive change at the Board level

➢ For the past two years, we believe that Mr. Graziadio has been the puppet master, dominating the Board and appointing his associates as directors (**57% of the current Board is unelected**) – while seeming to deliberately undermine even the most basic corporate governance structures inherent to a public company (i.e. an independent Board overseeing a CEO).

➢ ACTG stock has declined 41% since Mr. Graziadio was appointed Executive Chairman on August 1, 2016.[1]

➢ **In a rare confluence of circumstances because of Acacia's classified Board structure, both Mr. Graziadio and Mr. Walsh are up for election at this year's annual meeting. If not replaced by our highly qualified nominees, Graziadio and Walsh would be seated on the Board until 2021.**



[1] Bloomberg, calculated as of April 4, 2018.

Sidus' History of Engagement with Acacia

We have repeatedly attempted to engage in constructive dialogue with representatives of Acacia – but the Company has repeatedly rebuffed our efforts, leaving us with choice other than to nominate independent candidates for election to the Board



October 31, 2017: Michael J. Barone of Sidus had a telephone conversation with Mr. Stewart. During the call, Mr. Stewart indicated that he would be setting up a non-deal roadshow (NDR) before the end of the year to explain the Company's new strategy. <u>The NDR never happened</u>.

2016 & 2017: Sidus representatives spoke regularly with Acacia CEO Marvin Key regarding the Company's strategy until his resignation in April 2017. Sidus was in agreement with Mr. Key's strategy of reducing litigation duration. Sidus' conclusion was as patents converted to cash that the discount between book value and last sale would narrow.

December 2015: Sidus first invested in Acacia.

January 2018: Clifford Press, a nominee of Sidus, attempted to schedule a meeting with Mr. Graziadio on three separate occasions. On two occasions he was transferred to the voicemail of Acacia's Investor Relations department. <u>The third time he was told he could not be directed to Mr. Graziadio and that Acacia does not give out his number.</u>

January 2018: Mr. Barone made multiple attempts to communicate with Mr. Stewart inquiring about meeting with Mr. Graziadio.

February 16, 2018: Mr. Barone sent an e-mail to Mr. Stewart requesting a meeting with Mr. Graziadio and Mr. Walsh and again received no response.

March 8, 2018: Sidus delivered its Nomination Letter to the Company and delivered a private letter to Mr. Graziadio and the other members of the Board expressing serious concerns

March 19, 2018: The Company publicly acknowledged receipt of the Nomination Letter and Sidus received a letter in response to its March 8th private letter.

March 28, 2018: After market close, Sidus was notified that the Nominating and Governance Committee would like to interview its nominees, but the meetings would need to take place prior to the committee's scheduled meeting on Good Friday, March 30th.

April 2, 2018: The Company issued a press release announcing the <u>unilateral appointments of Messrs. Davis and Falzone to the Board.</u>

April 19, 2018: Acacia disclosed that Edward W. Frykman, a member of the Board since 1996, passed away on April 14, 2018. Acacia also disclosed that on April 18, 2018, the size of the Board was reduced from eight to seven members.

April 20, 2018: Mr. Radoff sent an email to Mr. Graziadio explaining that he shares a desire to engage in a constructive dialogue to avoid a costly proxy contest. He highlighted several areas of concern that Sidus believes must be addressed and reiterated that Sidus is happy to make its nominees available once the Board acknowledges these issues.

| 2015 | 2016 | 2017 | January 2018 | February 2018 | March 2018 | April 2018 |

Sidus's Involvement in Acacia

Q2 2016 – Sidus Investor Letter

"We have used recent weakness to add to our position. Acacia shares have declined over 30% from recent highs…This is now a company that should be consistently profitable, building book value. As such, we feel the shares should trade above tangible book value of $6. Beyond this, we see further upside should Acacia improve its rate of obtaining new patent assets."

Q3 2016 – Sidus Investor Letter

"Most importantly the company began to execute on patent intake. We believe this is key to driving consistent future profitability…While the patent monetization market is nowhere as good as it used to be 3-4 years ago, the environment seems to be stabilizing…Further upside will arise from improved patent intake."

Q4 2016 – Sidus Investor Letter

"Acacia is now concentrating on attracting a larger more diverse set of revenue opportunities to create a more predictable and profitable company…For the near term, we believe that this consistent earnings performance will continue as owned IP (soft asset) is converted to cash equivalents…The upside will come from large settlement awards, the ability to restart growth in its partnering revenue business, and any improvement in the downbeat IP enforcement environment.

Q3 2017 – Sidus Investor Letter

"We are skeptical of the current valuation on Veritone…At present, ACTG shares have no implied value for Veritone. Insider buying has reemerged when the shares dipped below $4 in August. The CEO, CFO, COB, GC and a director all made open market share purchases. We would note that at the time Veritone's share price was under $10."

Q4 2017 – Sidus Investor Letter

"We have added to our position in Acacia… below $4. Our investment thesis is that the private market discount is too significant to ignore. Our concerns include the following; the company has no operating business, IP intake is zero, the legacy patents are being run off, governance is poor, a significant discount is put on their investments, if cash proceeds are aggressively invested [then] the liquidity discount will lower our target."

Q1 2018 – Sidus Investor Letter

"We have had concerns with [ACTG's] poor corporate governance. We reached out several times to get an understanding and update on the company's strategy. Management ducked and parried our outreach. When we read the 10K – released – we were stunned that the Board had the temerity to place 100% of the Veritone warrants into AIP and disburse 40% to themselves…This was the straw that broke the camel's back."

Acacia's Abysmal Performance

Sustained Stockholder Value Destruction

1-, 3-, 5- and 10-Year Total Shareholder Return[1]

	1-Year	3-Year	5-Year	10-Year
ACTG	-34.4%	-65.0%	-86.6%	-32.4%
NASDAQ Composite Index	22.2%	49.5%	130.2%	249.2%
NASDAQ-100 Technology Sector Index	29.1%	85.9%	197.0%	319.4%

Nearly 87% Stock Price Depreciation Over 5-Year Period[1]



Acacia has substantially underperformed over the past 1-, 3-, 5-, and 10-year periods, resulting in devastating stockholder value destruction

[1] Data as of April 4, 2018.

Acacia's Desperate Attempts to Rationalize Its Failure are Transparent and Misleading

We believe Acacia distorted an RPX report to construct a faulty set of peers in its latest peer group to mislead stockholders

➢ Contrary to the comparisons it shows in its public filings to date, Acacia now cites a 2014 RPX report[1] on publicly traded Patent Assertion Entities (Q4 2014 Public PAE Report) as the source of its peer group for TSR comparisons. However, Acacia contrived a misleading basis for this presentation, based on peak to trough price declines over the preceding decade, a method of comparison we have never seen used before.

➢ In its attempt to justify its abysmal performance, Acacia redefined the classification presented in the RPX report and arbitrarily created a peer group based on companies with fewer than 300 employees, a classification not found anywhere in the RPX report.

➢ By this method, Acacia contrived a peer group of 16 much smaller companies with which to compare itself, with a median market cap of $43.6 million, despite the RPX report placing Acacia in the peer group of companies <u>exceeding</u> $300 million in market cap.

Acacia has delivered abysmal performance under the direction of Mr. Graziadio

[1] Acacia's press release on May 14, 2018: https://www.businesswire.com/news/home/20180514005603/en/

Acacia Has Destroyed Value on an Unprecedented Scale

Acacia's stock performance is the worst of its RPX selected peers.

Public PAE Overview

Large Cap Companies [1]	Ticker	Stock Price (As of 9/30/14)	Market Cap (As of 9/30/14) ($ MM)	Market Cap (As of 3/31/18) ($ MM)	Percent Change	Employees (As of 9/30/14)	Employees (latest available)	S.G & A ($MM)	SG&A Cost per Employee ($000)
Rovi (now TIVO)	TIVO US Equity	22.59	2,140.0	1,665.6	-22.2%	1,200	1,700	$187.8	110.5
InterDigital	IDCC US Equity	52.90	1,966.0	2,557.3	30.1%	320	350	51.0	145.7
Tessera (now XPER)	XPER US Equity	35.76	1,887.1	1,041.1	-44.8%	203	700	135.6	193.7
Rambus	RMBS US Equity	11.09	1,272.6	1,443.5	13.4%	505	767	113.0	147.3
Acacia	ACTG US Equity	16.94	849.0	177.3	-79.1%	57	13	25.2	1,938.5
Pendrell	PCOA US Equity	1.38	368.2	131.4	-64.3%	57	12	7.7	641.7
WiLAN (now QTRH)	QTRH CA Equity	3.01	361.2	172.0	-52.4%	66			
Aggregate Market Value of the Group, excluding ACTG			7,995.1	7,010.9	-12.3%				247.8

➢ The aggregate market cap value of the group, excluding ACTG, has declined by 12.3%.

➢ **ACTG has declined by 79.1%**

➢ One of many factors contributing to the unparalleled value destruction at Acacia is uncontrolled spending on overhead – Acacia spends nearly $2 million per year for each employee, which is 784% more than the peer group average.

➢ SG&A is the category that includes director compensation.

[1] Acacia's peer group from RPX report
Source: Bloomberg and public filings

Management's Ongoing Ambiguity Around Acacia's "Strategy"

Quarterly Earnings Timeline

Date	Quarter	Earnings Call References to Acacia's "Strategy"
July 23, 2015	Q2 2015	*Matthew Vella, CEO & President* "(O)ver the past several quarters Acacia has continued to pursue its marquee portfolio strategy, honing in on a smaller number, but ultimately more financially rewarding, set of patent portfolios. This strategy remains in place. We continue to believe that these marquee portfolios, with highly defensible claims [reading] on high revenue markets, will be significantly more rewarding for our customers as well as for our shareholders."
October 22, 2015	Q3 2015	*Matthew Vella, CEO & President* "The reality is we're in a marquee strategy, there is going to be a smaller number of deals driving revenue and if there is a miscalculation on the timing of when the deals close you get a quarter like the one we just had, right but at the same time I don't think we lost value. I don't think the revenue is indicative of the company being weaker."
July 28, 2016	Q2 2016	*Marvin Key, Interim CEO* "Management has acknowledged previously that we are not satisfied with our current patent intake, and therefore we have altered our patent sourcing strategies. We are encouraged these changes will lead to more opportunities to increase our IP asset intake, creating better revenue predictability for our business."
March 9, 2017	Q4 2016	*Clayton Haynes, CFO* "As previously reported, in August, 2016, we formed a strategic partnership with Veritone…Please refer to our 10-K and previous filings with the SEC for additional details regarding our strategic partnership with Veritone." ***Acacia stops taking questions on earnings call***

Management's Ongoing Ambiguity Around Acacia's "Strategy"

Quarterly Earnings Timeline

Date	Quarter	Earnings Call References to Acacia's "Strategy"*
May 4, 2017	Q1 2017	*Robert B. Stewart, Principal Executive Officer & President* "(W)e tend to partner with high-growth tech companies that need our help with their patent and related business strategies....**We look forward to updating you next quarter on the progress of our current licensing activities as well as the roll out of our future strategies as described to you today.**"
July 27, 2017	Q2 2017	*Robert B. Stewart, Principal Executive Officer & President* "Similar to partnerships we created with companies who need our expertise and experience in licensing their IP, we look to partner with high-growth tech companies that need our help with their patents and IP-related business strategies."
February 13, 2017	Q4 2017	*Robert B. Stewart, Principal Executive Officer & President* "Our activities will be focused on capitalizing on opportunities that we believe can benefit from our IP expertise and experience and which employ potentially disruptive technologies. Veritone is a good example of our initial execution of this strategy."
May 1, 2018	Q1 2018	*Robert B. Stewart, Principal Executive Officer & President* "The IP licensing business has been difficult for everyone, and we are well aware of our stock price decline and that of our competitors. **We are working with outstanding external advisers to refine our strategy and analyze various opportunities. We anticipate sharing more news with you in the future about our efforts to create substantial value for our shareholders**."

Despite over 2 years of promises, stockholders are still waiting for clarity on the Company's strategy

*Emphasis added

We Believe Acacia Squandered $649M of Paid in Capital

Company	Paid In Capital*	Enterprise Value (31 March 2018)	Patent Licensing Royalties (FY 2017)	R&D Spend (LTM)	SG&A Expense per Employee ($ 000)
ACTG	**649**	**38**	**65.4**	**1**	**1,938.5**
IDCC	673	1,745.9	512.4	68	145.7
XPER	687	1,440	373.7	102	193.7
OLED	608	4,090	126.5	50	212.1

➢ All of these companies have raised similar amounts of Paid In Capital, and all pursue a PAE business model. Over a long period of time, the Board of Acacia has taken the Company down a **strategic dead end.**

➢ By Acacia's own admission, it has ended up with a non-viable strategy. And now, on this admitted record of failure, the incumbents want you to trust them to invest the remaining cash in speculative areas in which they lack demonstrated expertise

The reality is that:

➢ Acacia raised hundreds of millions of dollars from stockholders with the intent to build a patent business, but its scattershot "strategy" of random acquisitions and litigation has led to more passive investments and no emphasis on innovation.

➢ In contrast, competitors identified markets where they could drive value and build an evergreen patent business, fueled by active R&D and a focused process with active R&D that resulted in sustainable royalty streams

The incumbents have failed to execute a viable strategy – and now they want investors to trust them to invest their capital

*Data sourced from public filings from respective companies.

A Board Enriching Itself at the Expense of Stockholders

Profits Interest Plan is Dangerous and Flawed

Acacia's 2018 proxy filing states:

> On February 16, 2017, we granted profits interest units in our majority owned subsidiary to each of our named executive officers and Mr. Graziadio, who have been making significant contributions to the success of our investment in Veritone, as described below under the caption, "Compensation Discussion and Analysis - AIP Profits Interest Units" beginning on page 41 of this Proxy Statement. The profits interest units were granted pursuant to the recommendation by our independent compensation consultant, Pearl Meyer. The amount

➢ The PIP is extremely troubling and highly irregular. <u>We have been unable to find any other examples of this practice in a U.S. public company.</u> As stockholders, we find this dynamic to be utterly toxic.

➢ Adverse Tax Consequences for the Company

    o Conventional equity plans that are broadly adopted (primarily Stock Options and Restricted Stock Awards) are deductible tax expenses for the Company and are taxed as income to the employee. **PIP payments are not deductible expenses for the Company and are taxed as capital gains to the employee.**

➢ Perverse Incentives

    o We have been advised that the primary reason why PIP plans are universally opposed in public companies is because they create perverse incentives for management.

    o By giving management direct participation in individual assets, a situation is set up where **management gets a "free ride" on a company's capital without any downside**. This encourages highly speculative "moonshots," as the employee loses nothing if the investment fails but stands to gain some of the profits if it succeeds.

    o In our view, the Company's investment in Veritone illustrates this problem. There is massive overconcentration and no regard for loss, but insiders stand to gain considerably if there is success.

The Board of Directors is supposed to act in an independent oversight capacity on behalf of stockholders to assess the risks of management's plans. Instead, this Board is directly participating in cherry picked assets. Insiders get substantial gains on any winning investments and face no losses on failed investments

Follow the Money



Public Investments (e.g. Veritone)
Control Premium
$$
Illiquid Shares
Assets
AIP
ACTG
Board Fees to Acacia insiders
$$
Investors
The result? Stockholders' money is being wasted and insiders are benefitting.
Fees to Acacia insiders

Acacia's investments benefit Graziadio and insiders at the expense of Acacia stockholders. The Company established an indirect subsidiary, AIP Operation LLC, to receive contributions of corporate assets, with no consideration in return, and adopted the PIP that provides additional compensation to certain officers and directors of Acacia

Acacia's Deeply Conflicted and Unelected Board

G. Louis Graziadio, III is a Penny Stock CEO

- ➢ **Graziadio is a penny stock CEO**

    - ▪ CEO of Boss Holdings, Inc. (OTCBB:BSHI) and President of Western Metals Corp. (OTCBB: WTLC).

- ➢ He was appointed a director of Acacia in 2002 and became Executive Chairman on August 1, 2016.

- ➢ Since his appointment as Executive Chairman, **Acacia's stock price has declined by approximately 41%.**[1]

- ➢ Mr. Graziadio currently holds a number of positions outside Acacia – and we are concerned that such positions may detract from his ability to "effectively" serve as Acacia's CEO as claimed by Acacia.

[1] Bloomberg, calculated as of April 4, 2018.

Graziadio Serves on Four Public Boards and is an Executive at Four Companies

In both its May 14th and May 21st letters to stockholders, Acacia claims that Louis Graziadio has been "effectively" serving as CEO for two years:

> *"Mr. Graziadio, who effectively has served as our acting chief executive for a good portion of the past two years…"[1]*
>
> *"In August of 2016, Mr. Graziadio was named our Executive Chairman and has effectively been acting as Acacia's CEO ever since."[2]*

Yet he also serves as:

- *Chairman & CEO of an OTCBB listed penny stock company, Boss Holdings, Inc. (OTCBB:BSHI)*

- *Board of Directors & President of an OTCBB listed penny stock company, Western Metals Corp. (OTCBB: WTLC).* **Mr. Graziadio has failed to disclose this directorship and executive position.**
    - *He is also President of LOTO Energy II LLC, Western Metals Corp's largest stockholder.*

- *President & CEO of Second Southern Corp.*

- *Board of Directors of Veritone, Inc. (NASDAQ: VERI)*

- *Board of Directors of World Point Terminals, Inc. (NYSE:WPT until 7/7/17)*

If Louis Graziadio has effectively been serving as CEO for two years, then why hasn't he been named as CEO? Where has he been on the quarterly earnings calls?

[1] Acacia's Letter to Stockholders, May 14, 2018.
[2] Acacia's Letter to Stockholders, May 21, 2018.

Unlike Most OTC Companies, Those that Graziadio is Involved with Come with Warnings to Potential Investors

Market Activity / Stock / BSHI / Quote

BSHI
Boss Holdings, Inc.
Common Stock

17.00 0.00 0.00%
16.50 / 17.50 (1 x 1)
Real-Time Best Bid & Ask: 05:00pm 05/23/2018
Delayed (15 Min) Trade Data: 12:47pm 05/23/2018



STOP
Pink No Information

Dark or Defunct
Penny Stock Exempt
Transfer Agent Verified

Overview | Quote | Company Profile | Security Details | News | Financials | Disclosure | Research

Warning! This company may not be making material information publicly available
Buying or selling this security on the basis of material nonpublic material information is prohibited under Section 10(b) of the Securities Exchange Act of 1934 and Rules 10b-5 and 10b5-1 thereunder. Violators may be subject to civil and criminal penalties.



Market Activity / Stock / WTLC / Overview

WTLC
Western Metals Corp.
Common Stock

0.25 0.00 0.00%
0.22 / 0.30 (1 x 1)
Real-Time Best Bid & Ask: 05:00pm 05/23/2018
Delayed (15 Min) Trade Data: 12:00am 05/07/2018



STOP
Pink No Information

Dark or Defunct

Overview | Quote | Company Profile | Security Details | News | Financials | Disclosure | Research

Warning! This company may not be making material information publicly available
Buying or selling this security on the basis of material nonpublic material information is prohibited under Section 10(b) of the Securities Exchange Act of 1934 and Rules 10b-5 and 10b5-1 thereunder. Violators may be subject to civil and criminal penalties.



DAILY ADVANCERS

24

Sources: https://www.otcmarkets.com/stock/BSHI/quote
https://www.otcmarkets.com/stock/WTLC/quote

Graziadio Has Hand-Picked 57% of the ACTG Board

➢ In a little over two years, four directors have been hand-picked by the incumbent Board and never elected by Acacia stockholders.

➢ All four of these unelected directors – James Sanders, Frank Walsh, Joseph Davis and Paul Falzone – can be tied directly to Mr. Graziadio.

➢ Mr. Sanders – has served as a vice president, secretary or general counsel of various Graziadio-controlled entities since 1998; also a Trustee of the Graziadio Family Trust.

➢ Mr. Walsh – serves with Mr. Graziadio on board of World Point Terminals Inc.

➢ Mr. Davis and Mr. Falzone – introduced to the Company by Mr. Graziadio according to Acacia's own proxy statement, which also disclosed that Mr. Falzone attended several Board meetings as a guest before his appointment.

➢ As currently constituted, the Acacia Board includes seven members, only three of whom have ever been elected by stockholders, while four (57% of the Board) have been unilaterally appointed.

Directors should be elected by stockholders, not unilaterally appointed by the Board

Acacia's Unelected Directors

- All four of Acacia's unelected directors were appointed by the incumbent Board and placed into staggered classes where they would not be subject to stockholder approval for extended periods of time. Incredibly, the Nominating and Governance Committee of the Board has only held only one meeting per year for at least the past 10 fiscal years.
- These appointed directors lack meaningful public company board experience and **not one is the product of a comprehensive search process.**
- Despite repeated governance concerns from leading proxy advisory firms, the Nominating and Governance Committee has repeatedly met only once a year and made no attempt to widen its search outside the personal acquaintances of Mr. Graziadio by retaining the services of a search firm or otherwise.



Seat empty following Vella's resignation
Frank Walsh
Term of Appointment: 2 Years & 2 Months
Term Expiry: 2018
Harris gives notice of resignation – seat empty as of June 9, 2016
James Sanders
Term of Appointment: ~2 years
Term Expiry: 2019
2016 Annual Meeting
2017 Annual Meeting
2018 Annual Meeting
Joseph Davis
Term of Appointment: 1 Year & 2 Months
Term Expiry: 2019
Paul Falzone
Term of Appointment: 2 Year& 2 Months
Term Expiry: 2020
2016
2017
2018
2019
2020

Acacia's Unelected Directors: How We Got Here

Incredibly, the *majority* of Acacia's Board has simply been appointed rather than ever being elected by stockholders



Acacia's Board is Riddled with Conflicts



G. Louis Graziadio III
Executive Chairman
Indirect Beneficial Owner
Graziadio Family Trust
Controlling Stockholder, Chairman, President & CEO
BOSS
Director
Trustee
Secretary & General Counsel
Director and Audit Committee Member
WORLD POINT TERMINALS INC
Frank E. Walsh III
Independent Director
James F. Sanders
Independent Director

We question the independence of Messrs. Walsh and Sanders given their clear ties to Mr. Graziadio

In Our View, Mr. Walsh is Not Independent from Graziadio

➢ Frank E. Walsh, III was appointed to Acacia's Board on April 1, 2016 to fill the vacancy following the resignation of CEO Matthew Vella. Mr. Walsh was appointed as a Class III Director with a term ending at this year's annual meeting.

➢ Mr. Walsh was the first in a series of subsequent appointments of business associates of Mr. Graziadio to the Board.

➢ Both Mr. Walsh and Mr. Graziadio serve on the board of World Point Terminals, where they have worked together since Mr. Graziadio's appointment in 2013.

➢ Prior to his appointment to the Acacia Board, Mr. Walsh had only held one public board position.
  • In 1999, Mr. Walsh was appointed to the Board of 1st Constitution Bancorp (NASDAQ: FCCY) in place of his father, who had been an early investor in the bank.
  • On June 17, 2016 Mr. Walsh stated he resigned from the board of FCCY because of "frustration" with certain undisclosed "governance practices."
  • By the end of the year, the stock had appreciated by 53% from the date his resignation was announced.[1]
    o The stock also traded up from .94x BV to 1.43x BV and has maintained this premium valuation ever since.[1]

➢ On January 2, 2018, Acacia directors and officers were awarded stock options of various amounts. Unsurprisingly, Mr. Walsh received 100,000 options while one other director and members of the management team received 50,000. Even less surprising, Mr. Graziadio was awarded a whopping 250,000 options.[2]

Why were Mr. Graziadio and Mr. Walsh awarded 5x and 2x, respectively, the options that other Acacia directors and operating executives received?

1 Bloomberg
2 Acacia Form 4 filings, January 2, 2018

In Our View, Mr. Sanders is Not Independent from Graziadio

➢ Rather than stand for a stockholder vote, James F. Sanders was appointed to Acacia's Board on July 18, 2017 – over a year after the resignation of Chairman Chip Harris on June 9, 2016 – as a Class I Director whose term expires at the 2019 Annual Meeting.

➢ Mr. Sanders was the second business associate of Mr. Graziadio to be appointed to the Board.

➢ Both Mr. Sanders and Mr. Graziadio work together at Boss Holdings, where Mr. Graziadio is currently Chairman and CEO and Mr. Sanders serves as secretary and general counsel.

➢ Mr. Sanders was general counsel and secretary at Boss Holdings when Mr. Graziadio orchestrated a reverse split freeze out that served to benefit Mr. Graziadio and also resulted in the company's deregistration from the SEC.

➢ Mr. Sanders is also a trustee of the Graziadio Family Trust.

Acacia's Absymal Corporate Governance

Acacia Goes Dark: Failure to Communicate with Stockholders

A Growing Lack of Transparency

Jan. 14, 2015

Acacia attends its last investor conference (Needham). No conferences attended since then.

Dec. 21, 2015

CEO Matthew Vella resigns, Company says it "…has commenced a search for his successor and will engage an independent executive search firm to assist in the process."

April 21, 2016

Interim CEO Marvin Key says on an earnings call: "…there is no ongoing search for a new CEO. And I will be the CEO at Acacia until further notice."

Aug. 1, 2016

Mr. Graziadio appointed Executive Chairman.

Oct. 27, 2016

Acacia ends practice of answering questions on quarterly earnings calls (3Q16).

Last Company presentation released (no further presentations have been released since).

April 19, 2017

Robert Stewart, Jr – the son of Acacia's founder, who has no apparent qualifications and served in investor relations, is appointed President.

The number of analysts covering Acacia has sharply declined – from 5 (including JPM and Barclays) in June 2015, to 3 in September 2015, to only 2 as of April 2018

Acacia also stopped – at an unknown date – publishing its patent portfolio on its website

Graziadio Has Done This Before*

Boss Holdings

➢ Since June 1996 Mr. Graziadio has been Chief Executive Officer and Chairman of the Board of Directors of Boss Holdings, Inc., which primarily imports and distributes work gloves and protective boots.

➢ Boss Holdings had annual revenues of $61.6 million and Net Income of $1.6 million in 2016, its last reported year.

➢ Boss Holdings is 67.22% owned by its Directors and Officers as a Group, including 43.01% owned by Mr. Graziadio, his family trust and affiliated entities.

Reverse Split Freeze Out Orchestrated by Graziadio



➢ In 2010, under the stewardship of Graziadio (and while Sanders served as secretary and general counsel) Boss Holdings was deregistered from the SEC and ceased filing public statements, and thereafter traded on the "Pink Sheets."

➢ The deregistration was accomplished by a reverse 1:100 stock split of the company's common shares:

- All stockholders owning fewer than 100 shares prior to the reverse stock split would be cashed out by the company at a price of $7.65 per pre-split share.

- The reverse split was followed immediately by a 100:1 forward split of the company's common shares, which returned all stockholders owning more than 100 shares to the same number of shares they owned prior to the reverse and forward split transactions.

- The company announced that if it had fewer than 300 stockholders of record after completion of the reverse and forward stock splits, it intended to terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended.

- Boss Holdings was then relieved of its requirements to comply with the Sarbanes-Oxley Act of 2002 and to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q.

Stockholders have reason for significant concern about Mr. Graziadio's record of anti-stockholder abuses

*Sourced from public company filings by Boss Holdings.

Louis Graziadio's Excessive Compensation

Why did Mr. Graziadio, a non-employee of the Company, receive nearly $1 million more in aggregate compensation in fiscal 2016 than the Company's CEO earned in the previous year?

➢ When Mr. Graziadio was appointed as Executive Chairman, the Company disclosed that he would "not receive a salary for his service as Executive Chairman" other than what he would be entitled to as a director, and that Second Southern Corp., a company wholly owned by Mr. Graziadio, would be entitled to certain payments as "reimbursement" for its incurred costs and expenses (including personnel, facilities and supplies) in connection with Mr. Graziadio's performance of his duties.

➢ Despite not being an employee of the Company, Acacia's 2017 proxy statement revealed that for the 5 months following his appointment as Executive Chairman, **Mr. Graziadio managed to obtain $2,417,426 in aggregate compensation for fiscal 2016**, consisting of $375,000 paid to Second Southern, an option grant valued at $1,962,422 and a director fee of $80,004.

➢ In comparison, the Company's previous **CEO, Matthew Vella, received $1,489,792 in aggregate compensation for fiscal 2015.**

➢ In 2016, as "Executive Chairman," **Mr. Graziadio's compensation exceeded that of the CEOs of 13 out of 15 companies in Acacia's self-identified peer group. Ironically, the Company chose the peer group to justify his compensation**. However, the Executive Chairmen of the Company's peers were all full-time employees, accountable to the Board with defined statutory roles and obligations.

➢ On January 2, 2018, Acacia directors and officers were awarded stock options of various amounts. Mr. Graziadio was awarded a whopping 250,000 options, Mr. Walsh received 100,000 options and another director and members of management received 50,000. Why was Mr. Graziadio awarded 5x the options that members of management received?

Why has he not been named CEO if Acacia claims he is effectively serving as CEO?

Sources: ACTG 2016 Proxy Statement, ACTG 2017 Proxy Statement, January 2, 2018 ACTG Form 4 Filings

We Believe Acacia is an Investment Company Masquerading as an Operating Entity to Avoid Being a Regulated 40 Act Entity

- To be/remain an operating company, an entity must have either of the following:

  - At least 60% of invested assets (not including cash or treasury securities) in "majority-owned" companies, or

  - At least 55% of invested assets in "controlled" companies.

- "Majority-owned" means ownership of 50% or more of the outstanding voting securities of a company. "Controlled" means beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a company. If a company cannot qualify under the "majority-owned" test, it will also need to pass an income test whereby 55% of aggregated net income must be from "controlled" companies.

- **Acacia pays an increased price for these investment-control premiums, and suffers from an immediate liquidity discount that arises once the funds are invested.**

- **While this strategy is detrimental to Acacia stockholders, it has allowed Acacia insiders (e.g. Louis Graziadio and Frank Walsh) to collect and keep fees from portfolio companies.**

The Veritone Investment

Despite no one with any relevant experience or background in technology venture investing, and with no formal strategic investment committee formed, Acacia made a $54M highly speculative illiquid investment in an Artificial Intelligence company called Veritone, Inc. (NASDAQ: VERI)

James Robert Berkley, Analyst, Barclays Capital, Inc.

"….and just does the investment there with the convertible notes represent a shift in focus or strategy from purely patent licensing?"

Marvin Key, Interim CEO, Acacia

"…It's also true that this investment is dissimilar from what Acacia's done in the past. I think it's probably premature to classify this kind of investment as a change in strategy."

➤ The investment in Veritone was initially positioned as a low risk, interest-bearing note with equity upside, but the embedded put feature forced the Company to purchase 4 million shares at $13.50 IPO or $54 million, representing over 25% of Acacia's market capitalization in one investment.

➤ In order to maintain the Company's status as an operating entity, the Veritone investment had to be established as a "controlled entity," requiring Acacia to continuously beneficially own at least 25% of Veritone's outstanding voting securities." The resultant liquidity restriction negatively impacted Acacia stockholders. *Note that on September 27, 2017, Veritone stock hit a high of $75 and Acacia stock only traded at $5.50, despite having cash plus investments of $10.50.*



On February 15, 2018 the day after Acacia announced its investment in Bitzumi, Acacia President Rob Stewart indicated to Sidus that Acacia had "learned its lesson from the Veritone investment."

The Bitzumi Investment – A New Lesson to Learn

➢ On February 14, 2018, Acacia put out a press release stating it was investing in Bitzumi Inc., a pre-revenue company looking to develop opportunities in cryptocurrency and blockchain industries.

➢ The release indicated that ACTG had the right to invest up to $9 million in Bitzumi's intended IPO at $2.50/share.   As a result, Michael Barone from Sidus called Rob Stewart from Acacia on February 15th to discuss this investment.

➢ Mr. Stewart indicated that at $2.50/share Bitzumi would be valued at over $250 million. To Sidus, this seemed like an excessive valuation for such a risky investment. Indeed, Bitzumi readily admits any valuation at this stage is difficult to assess. How did the Board evaluate Bitzumi's valuation?

➢ Mr. Stewart tried to reassure Sidus by stating that ACTG had "learned its lesson from the Veritone investment" and that the Bitzumi shares would be freely tradable immediately after going public.

➢ Mr. Stewart then indicated that he expected there would be big retail demand for the shares and he could sell them at a quick profit. Mr. Barone indicated his displeasure with such a risky strategy.

On March 1, 2018, an article in Bloomberg, "The SEC's Uneven Cryptocurrency Crackdown," detailed the situation at Bitzumi

The Bitzumi Investment

Bloomberg

The SEC's Uneven Cryptocurrency Crackdown

“Two weeks ago, Bitzumi Inc., which describes itself as a "vertically integrated bitcoin exchange" of online media and crypto-related offerings, began soliciting investors on its website.

Bitzumi has two executives, only one of whom works full time; the CFO puts in 10 hours a week. Its CEO, Scot Cohen, appears to have no prior media or cryptocurrency experience. Cohen, among other roles, is also the executive chairman of a company that makes a handheld device, the BolaWrap 100, which shoots a kevlar rope to demobilize perpetrators, Batman-style. A call to the number listed on Bitzumi's financial filing was not returned. Two other individuals listed on Bitzumi's website under management said they work for an outside company that has been contracted by Bitzumi to create content for its website.

Bitzumi, on its website, says it was co-founded by James Altucher, a hedge fund manager whose video about bitcoin has been blasted though banner ads around the internet. But Altucher calls himself "just an investor and a supporter of the company."

Bitzumi's filings says it entered into a "co-founder and advisory agreement" with Altucher in January in exchange for shares. Bitzumi is looking to raise $10 million from investors. That would give the company, which according to it latest financials has never had a single dollar of sales, a fully diluted valuation of nearly $300 million.”

Source: https://www.bloomberg.com/gadfly/articles/2018-03-01/sec-shouldn-t-ignore-sketchy-ipos-in-crypto-crackdown

Acacia's Lavish Headquarters

➤ Acacia only has 13 employees, yet its headquarters occupies a 17,758 square foot office on the 12th floor of one of the most expensive office buildings in Orange Country, CA. That comes out to 1,366 square feet per employee.

➤ The Company has made occasional statements that it is considering a sublease in order to recover some excess cost, but discussions with the listing broker and others have revealed that subleasing has not been pursued aggressively.

➤ We have heard reports that "friends of Lou" are using excess space.

   • Toba Capital, a venture capital firm run by Vinny Smith, founder of Quest Networks, lists the Acacia suite as its office address. **Toba's business appears to be directly competitive with the declared focus of Acacia.**




Acacia's Organizational Documents Contain a Number of Stockholder-Unfriendly Provisions

Classified Board

- The Acacia Board is classified into three separate classes, meaning each director is subject to election by stockholders only once every three years.
- Classified structure has been used as an "entrenchment shield" by appointing directors into classes not up for election
- Limits the ability of stockholders to hold directors accountable

No Special Meetings

- Stockholders may not call special meetings
- Limits the ability of stockholders to effect change

No Written Consent

- Stockholders may not act by written consent
- Limits the ability of stockholders to effect change

Super Majority Vote Provisions

- 66 and 2/3 vote of all shares outstanding is required to amend certain charter provisions and all Bylaw provisions
- Weakens ability of stockholders to eliminate stockholder unfriendly governance practices

The Acacia Board is Long Tenured and Unelected

Acacia Directors	Board Tenure	Elected by Stockholders	Prior Public Board Experience
G. Louis Graziadio, III (age 68)	16 Years	Yes	Yes
Fred A. deBoom (age 82)	23 Years	Yes	No
William S. Anderson (age 59)	11 Years	Yes	No
Frank E. Walsh, III (age 51)	2 Years	NO	Yes
James F. Sanders (age 61)	1 Year	NO	No
Joseph E. Davis (age 66)	2 Months	NO	No
Paul Falzone (age 44)	2 Months	NO	No

Edward M. Frykman, 22-year tenure, passed away on April 14, 2018 and the Board was subsequently reduced from eight to seven members.

With directors who have almost no public board experience, it's not surprising that Acacia is unlike any other public company we've ever seen

The Acacia Board Has No Processes in Place

Acacia has failed to complete its search for a permanent CEO for almost 2.5 years and has never provided stockholders with an update

- On December 21, 2015, Acacia appointed an interim CEO and allegedly commenced a search process for a new CEO. We don't believe the Company ever hired a search firm.

  "On December 21, 2015, the Board of Directors appointed Marvin Key, age 55, Chief Executive Officer of Acacia Research Group, LLC ("ARG"), a wholly-owned operating subsidiary of the Company, to serve as the Company's interim Chief Executive Officer until the Board of Directors appoints a permanent replacement for Mr. Vella. The Board of Directors has commenced a search for a permanent Chief Executive Officer to replace Mr. Vella <u>and will engage an independent executive search firm to assist in the process.</u>"

- At the same time, the Board created an Office of the Chairman to assist in the transition and finding a new CEO. The committee consisted of long tenured (19-years at the time) director Edward Frykman, Robert Harris (retired from Board in June 2016) and Louis Graziadio.

  "To assist Mr. Key during the transition process, the Board of Directors has created a new Office of the Chairman which will be comprised of Edward W. Frykman, Robert L. Harris, II, and G. Louis Graziadio. The Office of the Chairman will also actively participate in the search for a permanent Chief Executive Officer to replace Mr. Vella."

- Yet in April of 2016, the Interim CEO admitted there was no CEO search process.

> Mark Argento, Lake Street Capital Markets LLC:
> *"Great. And then Marvin, maybe you could give us an update on the board's process around CEO search, where is that at, if anywhere, any update there?"*
>
> Marvin E. Key, Interim CEO:
> ***"Mark, there is no ongoing search for a new CEO. And I will be the CEO at Acacia until further notice."***

Source: Acacia public filings and call transcripts

The Acacia Board Has No Processes in Place

Acacia has failed to complete its search for a permanent CEO for almost 2.5 years and has never provided stockholders with an update

- On August 1, 2016, upon the recommendation from the Nominating and Governance Committee (which only met once in 2016), the Board named Louis Graziadio as Executive Chairman.

- On April 19, 2017, Interim CEO Marvin Key resigned as Interim CEO and Robert Stewart was promoted as the Company's principal executive officer <u>until a CEO is identified by the Board</u> (the Nominating and Governance Committee only met once in 2017).

    "On April 19, 2017, the Board appointed Robert B. Stewart, the Company's Senior Vice President, to serve as the Company's President. In his capacity as President, Mr. Stewart will be the Company's principal executive officer until a Chief Executive Officer is identified and appointed by the Board."

- In May 2017, Acacia relayed the following to stockholders regarding Marvin Key's resignation:

    "First of all, I want to thank Marvin Key for his many valuable years at Acacia. Prior to serving as Acacia's Interim CEO, Marvin ran our Texas office. Ultimately, it was not profitable for Marvin to relocate his family to California to remain as CEO. We all wish Marvin, the best of luck in the future."

Consistent with its poor record of stewardship, Acacia's Board has failed in its duty of both long-term and short-term CEO succession planning

Source: Acacia public filings and call transcripts

The Acacia Board Has No Processes in Place

Now the same Board that has continuously failed to find a CEO – or even search for one – claims in its proxy statement:



"The Board, with assistance from management and a consultant, is currently conducting a search for CEO candidates."

Acacia Proxy Statement, May 3, 2018

After almost 2.5 years of no identifiable CEO search, it is completely disingenuous for Acacia to claim it is now searching for a CEO – and with help from a consultant

Why is Thomas Bruderman in the Acacia Boardroom?

According to the April 2, 2018 10-K for Blackridge Technology (OTCQB: BRTI), a $32M penny stock company, board member **Thomas Bruderman is both a Board observer and advisor to Acacia.**

Thomas Bruderman is a disgraced ex-Fidelity trader who was fined and censured by the SEC. While employed as a trader at Fidelity, Bruderman abused his position of authority, as detailed in the following excerpts from an SEC document:*

"Bruderman received more than $450,000 worth of travel, entertainment and gifts from brokers during the Relevant Period. One example was his bachelor party in Miami, Florida in March 2003. Bruderman solicited certain brokers to arrange and pay for the event, and the brokers complied – at a total cost of approximately $160,000. The festivities included private jet travel, luxury accommodations at the Delano Hotel, a chartered yacht, golf, a limousine, and other entertainment such as expensive dinners and strip clubs. Brokers hired two women to entertain the attendees at the party and provided a bag filled with illegal drugs (ecstasy pills) to Bruderman."

"Brokers sometimes offered illegal drugs to Bruderman. For example, in February 2002, a broker through whom Bruderman executed securities transactions for Fidelity clients sent him an email asking, "U want beans." (Certain traders and brokers used slang such as "beans" and "Scooby snacks" to refer to ecstasy.) On other occasions, Bruderman solicited drugs from brokers. For example, in January 2004, he asked a broker, "Long any snacks?" The broker responded, "For the Superbowl??? I most likely will b able to take care of that." Bruderman replied, "I would like to order 10 if you have a guy?" Bruderman failed to inform anyone at Fidelity of the conflicts created by his receipt of illegal drugs from brokers."

Is this the best Board advisor for Acacia stockholders?

[1]See administrative proceeding available at https://www.sec.gov/litigation/admin/2008/ia-2715-oa.pdf

Acacia's Priorities are Clear

Year	# Meetings Compensation Committee	# Meetings Audit Committee	# Meetings Nom/Gov Committee	Advisory Firm Commentary
2013	8	4	1	ISS notes concerns with highly discretionary incentive plans and gives Acacia a Quickscore of 10. Glass Lewis recommend against de Boom and Acacia's stock incentive plan
2014	8	4	1	ISS recommends against Say on Pay, Glass Lewis notes pay for performance disconnect
2015	9	4	1	ISS & Glass Lewis recommend against Say on Pay, ISS recommends against Graziadio for lack of responsiveness. (Graziadio receives 30% against)
2016	9	4	1	ISS & Glass Lewis recommend against de Boom for governance concerns (adopted NOL pill and exclusive forum provision without stockholder approval.) Glass Lewis recommends against incentive plan and notes that Graziadio is overboarded. de Boom receives 47% against.
2017	4	4	1	ISS & Glass Lewis note a material weakness in Acacia's internal controls. Glass Lewis expresses governance concerns over de Boom and notes, once again, that Graziadio is overboarded.

Louis Graziadio served on the Compensation Committee until he became Executive Chairman in August 2016 and, despite being Executive Chairman, served on the Nominating and Governance Committee until March 2017

Until a few months ago, Acacia had never disclosed which directors chaired each committee

Source: Acacia public filings and independent advisory reports.

Our Nominees

Sidus' nominees, Alfred V. Tobia Jr. and Clifford Press, have proven technology investing experience and a demonstrated record of corporate governance achievements for stockholders.

Our Nominees – Alfred V. Tobia Jr.

Al Tobia Jr. has a 30-year record as a technology analyst and investor with broad expertise (including corporate governance) and demonstrated ability to create value.

TECHNOLOGY AND INVESTING EXPERIENCE

- **Co-founded Sidus Investment Management** with Michael Barone, achieving 9.6% annualized net compound return to investors to date. Over the past 18 years, Sidus has outperformed the NASDAQ Composite Index by 6.1% annualized.[1]

- **Senior Managing Director at Montgomery Securities, Nations Bank and Bank of America** covering Data Networking and Telecommunications sectors, which resulted in his inclusion on The Wall Street Journal's All Star Team.

- **Director at Wertheim Schroeder** covering PC and Entertainment Software, CAD/CAM, PC Software, Data Networking and Technology Special Situations, which also resulted in his inclusion on The Wall Street Journal's All Star Team.

- **Equity Research Analyst at Mabon Nugent** covering Data Processing, Defense Technical Services, Mainframe Hardware and Software, PC Software, CAD/CAM and Entertainment Software.

PUBLIC COMPANY ENGAGEMENT EXPERIENCE: APAC, HHS



APAC Case Study:
- Sidus publicly opposed Chairman Ted Schwartz's $1.61/share takeover bid for APAC Customer Services, Inc. in February 2009.

- Mr. Tobia worked with management to form a Special Committee and demonstrate the inadequacy and self interest of Schwartz's price. At the time, Schwartz was Chairman of the board and a 45% stockholder of APAC.

- The Special Committee rejected the bid as inadequate. **APAC was subsequently sold to One Equity Partners in July 2011 for $8.55/share (a 431% premium to Schwartz's initial bid) after engaging in an open and compliant sale process**.

Harte Hanks (HHS) Case Study:
- Since Mr. Tobia joined the board in July 2017, the company's executive compensation has been restructured (including change of control provisions), a new CFO has been brought in, and the balance sheet has been cleaned up.
- On May 17, 2018, HHS announced the resignations of four incumbents and that **four new independent directors will be joining the board**, and named Mr. Tobia the Chair of the Nominating and Corporate Governance Committee.
- HHS stock is **up roughly 36%** since Mr. Tobia's first board meeting on 8/16/17.[2]

[1] Calculated as of 3/31/18.
[2] Calculated as of market close on 5/23/18.

Our Nominees – Clifford Press

Clifford Press has extensive corporate governance experience and a demonstrated record of driving positive results at public companies where he has served on the board. In each of the cases described below, he was the single appointee of a stockholder when joining the board.



On January 31, 2008, Mr. Press was appointed to COHR's board. When Mr. Press left the board in November 2009, COHR's stock price was $26.06, up from $14.43 in March 2009. Only six months after Mr. Press left the board, COHR's stock traded up to $35.77 and generated a 122% return in the five year period after Mr. Press's involvement.



On December 23, 2011, Mr. Press joined SBX's board when the stock was at $7.26 after steadily declining over the past five years. Shortly after, the company initiated a sale process which was concluded eight months later at a value of $11.11, generating a return of 53%.



On February 2, 2016, Mr. Press joined the Newcastle Investment Corp., now Drive Shack ("DS"), board with the stock at $3.46. On December 21, 2017, the company successfully negotiated to buy out its external management contract and internalized management. The stock now trades at $6.46, up 87% from when Mr. Press joined the board.[1]



Mr. Press was appointed to QTM's board on April 1, 2016. Mr. Press led a complete reconstitution of the board and replaced all 9 incumbent directors by May 4, 2017, and QTM hired a new CEO on January 16, 2018.



Mr. Press joined STC's board and was appointed Chairman of the Nominating and Corporate Governance Committee in October 2016 and led the selection of two new highly qualified directors. In November 2017, STC announced that it was exploring strategic alternatives and on March 19, 2018 STC announced its sale to Fidelity National Financial for $1.2 billion.

[1] Calculated as of market close on 5/23/18.

The Choice is Clear

Change is needed at Acacia, and Mr. Tobia and Mr. Press possess the experience and independence required to rectify the severe corporate governance failings and drive future value creation at the Company

Nominee	Prior Public Company Technology Investing Experience	Advocate of Improved Corporate Governance Practices	Truly Independent	Fresh Perspectives	Overseen Significant Value Destruction at Acacia
Alfred V. Tobia Jr.	✔	✔	✔	✔	
Clifford Press	✔	✔	✔	✔	
G. Louis Graziadio, III	?	✘	✘	✘	✔
Frank E. Walsh, III	?	✘	✘	✘	✔

Don't Take Our Word For It

Those who have worked alongside both Mr. Tobia and Mr. Press can attest to the value they add to the boards they serve on

Alfred V. Tobia Jr.

"We were very impressed with Al Tobia's ability to bridge the gap between a dissident shareholder group and the legacy board. We worked collegiately to vet and seat well-qualified new directors to move the company forward. After witnessing Al's ability to build a consensus, we felt it was in shareholders' best interest to insist that Al serve as Chairman of the company's Nominating and Corporate Governance Committee."
- Sarah E. Harte, a member of the Harte Hanks, Inc. founding family and one of its largest shareholders

"In our view, the latest Board moves, combined with recent moves to reduce executive compensation, put the company in a more shareholder friendly position, with a management team that can focus its attention on improving the company's fundamentals and increasing shareholder value."
- Noble Capital Markets, Inc. analyst note, May 21, 2018

Clifford Press

"Clifford was engaged from the start, coming in with no preconceived notions. He made a concerted effort to educate himself about our industry from internal and external resources before expressing ideas and opinions which were thoughtful, well informed and constructive."
- Tom Apel, Chairman of the Board of Stewart Information Services Corp.

"Clifford Press proved to be a collegial, diligent director and played an important, constructive role in the delivery of enhanced value to our shareholders."
- Mural Josephson, Director of SeaBright Holdings, Inc., and now a director of Argo Group International Holdings, Ltd. and HealthMarkets, Inc.

"Clifford Press is a truly exceptional corporate board member. He possesses extensive experience in corporate governance, best management practices and strategic planning. He is a consensus builder and a very effective communicator."
- C. Allen Bradley, Jr., Director of STC, Former Chairman & CEO AMERISAFE, Inc.

Our Priorities

✓ **Improve Corporate Governance**
  - Seek elimination of stockholder unfriendly governance and improve transparency with stockholders

✓ **Appoint Qualified CEO**

✓ **Reconstitute the Board**
  - Destagger Board and seek election of highly qualified candidates

✓ **Comprehensive Review of Current Portfolio and Develop Well Defined Business Plan**
  - Prompt and Responsive Updates for Stockholders

✓ **Establish Compliant Investment Process**
  - Freeze new investments until compliant investment procedures established

✓ **Establish Stockholder Aligned Capital Allocation Policies**

✓ **Review Transactions to Promptly Monetize the approximately $200 million NOL**

✓ **Eliminate Irregular Compensation Practices**

We believe all Acacia stockholders deserve truly independent directors on the Company's Board who are willing and capable of representing stockholders' best interests

Contacts / How to Vote



Saratoga Proxy Consulting
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New York, NY 10018
(212) 257-1311

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

Media Contact:
Sloane & Company
Joe Germani / Kristen Duarte, 212-486-9500
jgermani@sloanepr.com / kduarte@sloanepr.com